Exhibit 99.4

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
www.pwc.com/ca

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2010 of GLG Life Tech Corporation of our report dated March 31, 2011, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in the Exhibit incorporated by reference in this Annual Report.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC
March 31, 2011

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.